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Mr. Geoff Kruczek

Attorney-Advisor

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Noah Education Holdings Ltd.
Amendment No. 1 to Schedule 13E-3
Filed June 9, 2014
File No. 005-83602

Dear Mr. Geoff Kruczek:

On behalf of Noah Education Holdings Ltd., a company organized under the laws of the Cayman Islands (“Noah Education” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 13, 2014 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-83602 (the “Schedule 13E-3”) filed on June 9, 2014 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) or the revised proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Preliminary Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 2 and the Revised Preliminary Proxy Statement indicating changes against the Amendment No. 1 to Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Preliminary Proxy Statement”), respectively, are being provided to the Staff via Edgar.

To the extent any response relates to information concerning Rainbow Education Holding Limited, Rainbow Education Merger Sub Holding Limited, Jointly Gold Technologies Limited, Benguo Tang, First Win Technologies Limited, Xiaotong Wang, Global Wise Technologies Limited, Siyuan Du, Sunshine Nation Limited, Qicai Du, Baring Asia II Holdings (22) Limited, The Baring Asia Private Equity Fund II, L.P. 1, The Baring Asia Private Equity Fund II, L.P. 2, MSPEA Education Holding Limited, Morgan Stanley Private Equity Asia IV Holdings Limited, Morgan Stanley Private Equity Asia IV, L.L.C. and Morgan Stanley Private Equity Asia IV, L.P., such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

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June 18, 2014

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 2, which has been amended in response to the Staff’s comments.

* * * * *

Letter to Shareholders

1.	We note your revisions in response to prior comments 3 and 5. The definition of “unaffiliated shareholders and unaffiliated ADS holders” disclosed here includes the “Consortium and the directors and officers of the Company. The definition appearing on page 13 includes the “Buyer Group and the directors and officers of the Company.” Please reconcile.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Pages 1 and 2 of the Letter to Shareholders in the Revised Preliminary Proxy Statement.

Material U.S. Federal Income Tax Consequences, page 21

2.	Please expand your revisions added in response to prior comment 7 to clarify who would and would not be subject to the “adverse” tax consequences you note. For example, would unaffiliated holders of shares and ADSs be taxed at a higher rate than those holders rolling over their shares and ADSs?

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 21 of the Revised Preliminary Proxy Statement.

Background of the Merger, page 34

3.	We note that you substituted the term “discussions” for “presentations” in response to prior comment 10. Please note that we believe even the “oral discussions” in your response may be required to be disclosed by Item 1015 of Regulation M-A, provided all requirements of that item are met. Please provide your analysis as to whether the “discussions” to which you refer are required to be disclosed in a manner consistent with our prior comment. We note, for example, that your disclosure indicates the context in which the “discussions” took place involved the fairness of the merger agreement.

The Company respectfully advises the Staff that, at the telephonic meeting on March 7, 2014, Duff & Phelps orally mentioned to the Independent Committee that the Merger consideration of $2.85 per Share and per ADS might fall into a range Duff & Phelps would consider fair. Duff & Phelps did not render any report, opinion or appraisal and did not provide any explanation and analysis to the Independent Committee at the said meeting. As such, the Company believes the meeting on March 7, 2014 is not required to be disclosed in a manner set forth by Item 1015 of Regulation M-A. In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 42 of the Revised Preliminary Proxy Statement.

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June 18, 2014

Certain Financial Projections, page 57

4.	We note your revisions in response to prior comment 9. With a view toward clarified disclosure, please tell us what you mean by the statement that the projections are “reasonable” based on the long-term views of the Company. For example, notwithstanding the results for the quarter ended December 31, 2013, do you believe the projections provided to the financial advisor were and continue to be materially accurate and consistent with the expected operations of the Company?

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on Page 58 of the Revised Preliminary Proxy Statement.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86. 21.6101.6018.

Sincerely,

By:	/s/ LATHAM & WATKINS LLP

of LATHAM & WATKINS LLP

cc:	Dora Li, Chief Financial Officer
(Noah Education Holdings Ltd.)

Timothy M. Gardner (Latham & Watkins LLP)

Peter Huang/Daniel Dusek (Skadden, Arps, Slate, Meagher & Flom LLP)

Akiko Mikumo (Weil, Gotshal & Manges LLP)

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